September 1, 2006

Via Facsimile (212) 480-0717 and U.S. Mail

Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005

RE:	Hotel Outsource Management International, Inc.
Preliminary Proxy Statement
Filed August 17, 2006 by R. Mihali and Blackborn Financial
Consulting
(1999) Ltd.
      File No. 000-50306

Dear Ms. Weinstein:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. We note the prior filings of a preliminary information statement made by the company with the same proposals as are currently included in the present proxy statement. As it appears that there was a solicitation of 48 security holders without the requisite delivery of a proxy statement, confirm supplementally that any proxies or consents that may have been received by Blackborn or Mr. Mihali as a result of the prior solicitation will not be used in any manner.
2. Please clarify whose proxy statement has been filed: is it the proxy statement of the company or of the filing persons listed in the cover page of Schedule 14A?. We note several references relating to future actions that the company will take and uses of "we" with the apparent reference to the company, not the filing persons.
3. We note from the company`s bylaws that a special meeting may be called by the president of the company and shall be called by the president or secretary at the request in writing of the majority of directors or security holders entitled to vote. Please disclose how this meeting has been called in accordance with the company`s bylaws.
Additionally, tell us, to the extent you are aware and with a view toward revised disclosure, how the company provided notice of this special meeting, and the record date for the meeting, to its security holders in accordance with its bylaws.
4. We also note from the company`s bylaws that increase of the board of directors may be effected through an amendment of the bylaws, which requires the affirmative vote of a majority of directors or by the affirmative vote of a majority in interest of the security holders at a special meeting called for that purpose. Please revise your proxy statement to present a separate proposal to increase the size of the board of directors or tell us why you need not do so in compliance with the company`s bylaws.
5. Revise your disclosure to explain why you are proposing to re-elect directors who were most recently elected in December 2005. We note that the company`s bylaws state that a director shall be elected to serve until his successor shall be elected and shall qualify.
6. Please disclose the mailing address of the principal offices of the company. Refer to Item 1(a) of Schedule 14A.

Background, page 4
7. Please describe the terms of the consulting services provided by
Mr. Perko and Mr. Mihali to the company and quantify the amounts paid them during the past two years.
8. With a view toward revised disclosure, tell us your basis to state that Blackborn and Mr. Mihali are affiliates of the company.
9. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. For example, please provide support for your disclosure that the number of hotel rooms the company has operated over the past few years has increased slowly and for your belief that the company would be betters served by directors with experience in the hospitality industry.
10. Your statement that Mr. Tamir has indicated he "will always vote with Mr. Bahry and never oppose him" asserts Mr. Tamir does not intend to fulfill his fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Participants, page 4
11. Please note that all nominees are deemed to be participants in the solicitation. Revise your disclosure in the first paragraph of this section to include Mr. Schwartz. Refer to Instruction 3 to Item
4 of Schedule 14A.
12. Please disclose the information required by Item 5(b)(1)(ii) of
Schedule 14A with respect to Mr. Mihali.

Proposal One. Removal of Directors, page 5
13. We note your recommendation to security holders to vote for the removal of directors here and in the proxy card. Please revise the proxy statement to describe the reasons for your proposal and disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company. Please also apply this comment to Proposal Two.

Proposal Two. Election of Directors, page 5
14. We note your disclosure that the nominees are to be elected for one-year terms "ending at the 2007 Special Meeting" (emphasis added).
Please reconcile this with the company`s bylaw that states that directors are to be elected at each annual meeting.
15. Revise to disclose whether your nominees here have consented to being named in the proxy statement and to serve if elected. See Rule
14a-4(d).

Required Vote, page 10
16. We note your disclosure here and in the "Effect of Abstentions" section that neither broker non-votes nor abstentions will have any effect on the proposal to remove two directors. Given that the required vote to effect that removal is a majority of the outstanding securities, it appears that that broker non-votes and abstentions will in fact have the effect of a vote against the proposal. Please explain or revise throughout the proxy statement.


Solicitation, page 11
17. We note that you may employ various methods to solicit proxies, including mail, courier services, Internet, advertising, telephone, facsimile, or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
18. Please disclose your total expenditures to date in connection with your solicitation of proxies. See Item 4(b)(4) of Schedule 14A.

Board Meetings and Committees, page 11
19. Given that this is a solicitation by persons other than the company, please explain your basis to state that the company intends to form a nominating committee in the near future (page 11) and to adopt an employee stock option plan (page 12).

Certain Relationships and Related Transactions, page 13
20. Please revise this section to provide additional details of these transactions to the extent the parties involved are your nominees. For example, (a) disclose the terms of the conversion of debt into equity securities by Mr. Ronnel and Mr. Almog, (b) name the security holders (i) subject to the agreements entered into in February 2004,
(ii) who converted loans in May 2004, and (iii) who lent the company funds in September 2004, (c) with respect to the loans made by Mr. Bahry and Mr. Mihali in November 2004, disclose the number of shares issued in 2006 in satisfaction of the outstanding balance and quantify that balance, and (d) name the related parties who received payments from the company, as set forth in the table on page 14 of your proxy statement.
21. Please provide the disclosure required by Item 405 of Regulation
S-B with respect to your nominees.  Refer to Item 7(b) of Schedule
14A.

Additional Information, page 15
22. Please tell us why you need to make the disclaimer at the end of the first paragraph in this section.
23. Revise your disclosure to reference the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549.


Exhibit B
24. Please provide complete disclosure in response to Item
5(b)(1)(vi) of Schedule 14A. We note, for example, a Form 5 filed by
Mr. Mihali on February 23, 2005 with respect to the acquisition of company securities.

Form of Proxy
25. Please revise your form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
September 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE